

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2023

Matthew Booth
Chief Executive Officer and Director
Urgent.ly Inc.
8609 Westwood Center Drive, Suite 810
Vienna, VA 22182

Re: Urgent.ly Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 22, 2023
File No. 333-271937

Dear Matthew Booth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Balance Sheet, page 189

1.   The accrued expenses and other payables of $8,840K for Otonomo on the Unaudited Pro Forma Condensed Balance Sheet should reconcile to the other payables and accrued expenses of $6,548K as presented on your Interim Unaudited Condensed Consolidated Balance Sheets on page F-88. This comment also applies to the pro forma purchase price allocation table on page 201. Please revise.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 194

2.   Please tell us how you determined the presentation of Gross Margin that includes Cloud Infrastructure costs is appropriate.

Matthew Booth
Urgent.ly Inc.
July 5, 2023
Page 2

Note 2: Calculation of Estimated Merger Consideration and Preliminary Purchase Price
Allocation, page 199

3. We have reviewed your response to prior comment no. 3. Please disclose the line item in
    the income statement in which the bargain purchase gain will be recognized. Refer to ASC
    805-30-50-1(f)(1).

Item 21. Exhibits and Financial Statement Schedules
Exhibit 23.2, page II-4

4. Please include an updated consent from your Independent Registered Public Accounting
    Firm (Somekh Chaikin) referencing the most recent amendment number.

     You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any
other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology